UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14684

SHAW COMMUNICATIONS INC.

(Exact name of registrant as specified in its charter)

Suite 900, 630 – 3rd Avenue S.W.

Calgary, Alberta T2P 4L4

(403) 750-4500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.50% Senior Notes due 2020

(Title of each class of securities covered by this Form)

Class B Non-Voting Participating Shares

6.75% Senior Notes due 2039

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  None

Pursuant to the requirements of the Securities Exchange Act of 1934, Shaw Communications Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 24, 2019	Shaw Communications Inc.

	By:	/s/ Trevor English
	Name:	Trevor English
	Title:	Executive Vice President, Chief Financial and Corporate Development Officer